   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 1995
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                            UNIFORCE SERVICES, INC.
                                (NAME OF ISSUER)
                            UNIFORCE SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   904724101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              HARRY V. MACCARRONE
                           VICE PRESIDENT -- FINANCE
                             1335 JERICHO TURNPIKE
                         NEW HYDE PARK, NEW YORK 11040
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                              DAVID J. ADLER, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 753-7200

                            ------------------------

                               DECEMBER 11, 1995
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            ------------------------

                           CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
            $14,062,500                                   $2,813

* Determined in accordance with Rule O-11(b)(1). Assumes the purchase of 1,250,000 shares at $11.25 per share.

                            ------------------------

     Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing. [ ]

Amount Previously Paid:         N/A         Filing Party:         N/A
Form or Registration No:        N/A         Date Filed:           N/A

________________________________________________________________________________

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ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Uniforce Services, Inc., a New York corporation (the 'Company'), which has its principal executive offices at 1335 Jericho Turnpike, New Hyde Park, New York 11040 (telephone number (516) 437-3300).

     (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 1,250,000 outstanding shares of the Company's Common Stock, par value $.01 per share (the 'Shares'), at a price of $11.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 11, 1995 (the 'Offer to Purchase'), and related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively. The information contained in the 'Introduction,' Section '1. Number of Shares; Proration; Extension of the Offer,' Section '7. Purpose of the Offer; Certain Effects of the Offer' and Section '10. Transactions and Arrangements Concerning the Shares' of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in the 'Introduction' and Section '6. Price Range of the Shares; Dividends' of the Offer to Purchase is incorporated herein by reference.

     (d) This statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section '9. Source and Amount of Funds' of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in the 'Introduction,' Section '7. Purpose of the Offer; Certain Effects of the Offer,' Section '8. Certain Information Concerning the Company' and Section '10. Transactions and
Arrangements Concerning the Shares' of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in Section '7. Purpose of the Offer; Certain Effects of the Offer' and Section '10. Transactions and Arrangements Concerning the Shares' of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO THE ISSUER'S SECURITIES.

     The  information  set  forth  in   the  'Introduction'  and  Section   '10.
Transactions and Arrangements Concerning the Shares' of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section '14. Fees and Expenses' of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The financial information set forth in Section '8. Certain Information Concerning the Company' of the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) The information set forth in Section '10. Transactions and Arrangements Concerning the Shares' of the Offer to Purchase is incorporated herein by reference.

                                       1

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     (b)  The  information  set forth  in  Section '11.  Certain  Legal Matters;
Regulatory Approvals' of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section '7. Purpose of the Offer; Certain Effects of the Offer' of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and incorporated in their entirety herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)   --Form of Offer to Purchase, dated December 11, 1995.
    (a)(2)   --Form  of Letter of Transmittal, dated December 11, 1995, together with Guidelines for  Certification of Taxpayer I.D. Number on Substitute Form W-9.
    (a)(3)   --Form of Notice of Guaranteed Delivery.
    (a)(4)   --Form  of  Letter  to Brokers, Dealers, Commercial  Banks, Trust Companies  and Other Nominees, dated
               December 11, 1995.
    (a)(5)   --Form  of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and  Other
               Nominees, dated December 11, 1995.
    (a)(6)   --Form  of  Letter to Shareholders  from John C. Fanning, the  Chairman, President and Chief Executive
               Officer of the Company, dated December 11, 1995.
    (a)(7)   --Form of Press Release, dated December 8, 1995.
    (b)      --Loan  and Security Agreement, dated as of December 8, 1995, by and among the Company, as  Guarantor, the  Subsidiaries of the Company Named Therein, as Borrowers and Cross-Guarantors, the Lenders Named
               Therein, as Lenders, and Heller Financial, Inc., as Agent and as Lender.
    (c)      --Not applicable.
    (d)      --Not applicable.
    (e)      --Not applicable.
    (f)      --Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UNIFORCE SERVICES, INC.

                                                 /s/ HARRY V. MACCARRONE
                                          By:...................................
                                             Name: Harry V. Maccarrone
                                             Title: Vice President -- Finance

Dated: December 11, 1995

                                       2

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
                                 EXHIBIT INDEX

                                                                                                                     SEQUENTIALLY
                                                                                                                   NUMBERED EXHIBIT
  EXHIBIT NO.                                                  DESCRIPTION                                              PAGE NO.
----------------   ----------------------------------------------------------------------------------------------------------------
     (a)(1)        Form of Offer to Purchase, dated December 11, 1995.
     (a)(2)        Form of Letter of Transmittal, dated December 11, 1995, together with Guidelines for
                   Certification of Taxpayer I.D. Number on Substitute Form W-9.
     (a)(3)        Form of Notice of Guaranteed Delivery.
     (a)(4)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees,
                   dated December 11, 1995.
     (a)(5)        Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies
                   and Other Nominees, dated December 11, 1995.
     (a)(6)        Form of Letter to Shareholders from John C. Fanning, the Chairman, President and Chief
                   Executive Officer of the Company, dated December 11, 1995.
     (a)(7)        Form of Press Release, dated December 8, 1995.
     (b)           Loan and Security Agreement, dated as of December 8, 1995, by and among the Company, as
                   Guarantor, the Subsidiaries of the Company Named Therein, as Borrowers and Cross-Guarantors,
                   the Lenders Named Therein, as Lenders, and Heller Financial, Inc., as Agent and as Lender.
     (c)           Not applicable.
     (d)           Not applicable.
     (e)           Not applicable.
     (f)           Not applicable.

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